ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

November 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Dougherty
Karina Dorin

Re:	HumanCo Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted October 23, 2020
CIK No. 0001829042

Ladies and Gentlemen:

On behalf of HumanCo Acquisition Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are publicly filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, a Registration Statement on Form S-1 (including certain exhibits) (the “Registration Statement”). The Registration Statement reflects revisions to the Draft Registration Statement made in response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated November 18, 2020 (the “Comment Letter”), as well as certain other updated information.

For reference purposes, the comments contained in the Comment Letter are reproduced below in italics and the corresponding response is shown below the comment.  All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

Securities and Exchange Commission	- 2 -	November 20, 2020

Draft Registration Statement on Form S-1 Filed October 23, 2020

The Offering
Limited payments to insiders, page 34

1.
We note you disclose here that other than "any additional compensation that the board of directors may approve in the future in connection with [Mr. Berman's and Mrs. Zipper's] arrangements with the company, there will be no finder’s fees, reimbursement, consulting fee, non-cash payments, monies in respect of any payment of a loan or other compensation paid by us to our sponsor, officers or directors, or any affiliate of our sponsor, officers or directors prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination." We further note you disclose on page 95 that Mr. Berman and Mrs. Zipper will be allowed to receive any compensation, finder’s fees or consulting fees from a prospective business combination target in connection with a contemplated initial business combination. However, you disclose on page 129 that "[n]o finder’s fees, reimbursements, consulting fee, monies in respect of any payment of a loan or other compensation will be paid by us to our sponsor, officers or directors, or any affiliate of our sponsor, officers or directors, for services rendered to us prior to, or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is)." Please revise to reconcile this inconsistency and clarify your compensation policies, including whether the board has any current or future plans to issue any compensation to Mr. Berman and Mrs. Zipper, prior to, or in connection with, the initial business combination.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 34, 95, 116, 119, 127 and 129 of the Registration Statement to clarify that the 75,000 shares of Class B common stock transferred to Mr. Berman and the 25,000 shares of Class B common stock transferred to Mrs. Zipper for their services as officers of the Company consist of shares of Class B common stock that were purchased by the sponsor.

Securities and Exchange Commission	- 3 -	November 20, 2020

Management, page 114

2.
Please disclose the business experience during the past five years of each director and executive officer, or director or executive officer nominee. For example, please disclose the time period Executive Co-Chairman Jason Karp and CEO and director Ross Berman have been the Co-founder and CEO of HumanCo and Co-founder and president of HumanCo, respectively.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 through 116 of the Registration Statement.

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Securities and Exchange Commission	- 4 -	November 20, 2020

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515.

Very truly yours,

/s/ Paul D. Tropp

Paul D. Tropp

cc:	Ross Berman (HumanCo Acquisition Corp.)